EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Stellent, Inc.:

We consent to the incorporation by reference of our report dated January 19, 2004, with respect to the consolidated balance sheets of Optika Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the 2003 annual report on Form 10-K of Optika Inc. and is incorporated by reference in the Form 8-K/A of Stellent, Inc. filed July 22, 2004.

/s/ KPMG LLP

Denver, Colorado
July 22, 2004